Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
New Inco's Growth Potential The Best Portfolio in Base Metals

Forward-looking Statements CAUTION REGARDING FORWARD-LOOKING INFORMATION This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases such as "would", "could", "if" and "may". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation. These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in Inco's take-over bid circular dated October 24, 2005 and Notice of Variation dated May 29, 2006, the Falconbridge Directors' Circular dated October 24, 2005 and the Notice of Change dated May 26, 2006 filed with the Canadian and U.S. regulators (the "Offer Documents"), as well as: the relationship between expected revenue levels, costs structures and the anticipated synergies to be realized in respect of a combination of Inco and Falconbridge; the accuracy of the level of projected run-rate synergies, as well as the net present value on an after-tax basis of those synergies; in respect of projected growth prospects, reserve and resource levels, mine life and project start-up projections, and statements regarding plans, objectives and expectations with respect to existing and future operations; mine productivity results for the balance of 2006 that are consistent with results achieved to date in 2006; no significant unforeseen interruptions of mine or refinery operations due to labour disputes or other supply interruptions; that optimized and increased mining capability, improved process performance and product recovery, reduced operating costs, reduced capital expenditures, reduced administrative and infrastructure support costs at the Ontario and Manitoba operations of both Inco and Falconbridge will be achievable in the manner and in the timeframes contemplated following a successful combination of the two companies; that reconfiguring the Clarabelle and Strathcona mill processing circuits to optimize the Sudbury feed flow is achievable in a timely and cost-effective manner; factors underlying throughput levels at Ontario processing operations; and the accuracy of mine planning and other assessments related to the determination of the value of the synergies of the proposed combination between Inco and Falconbridge, based solely on preliminary evaluations only, and not feasibility studies which remain to be undertaken to confirm the mine plans and evaluations upon completion of the proposed combination between Inco and Falconbridge.

Forward-looking Statements In respect of the forward-looking statements made herein, factors which could cause actual results to differ materially from current expectations include, but are not limited to the various risks identified directly in the presentation materials that follow, as well as in each of the Offer Documents, in Inco's Form 10-K for the year ended December 31, 2005, and in Falconbridge's Annual Information Form for the year ended December 31, 2005, as well changes to the anticipated synergies between the proposed combination between Inco and Falconbridge; changes to the expected timetable of the operational changes to the Inco and Falconbridge operations, including the reconfiguration of the Clarabelle and Strathcona mill processing circuits, necessary to achieve the projected annual run-rate synergies; changes to reserve and resource levels, mine life and projection projections, mine productivity and production levels; labour conditions; and the timing and execution of planned project developments and expenditures. While Inco and Falconbridge anticipate that subsequent events and developments may cause their views to change, each of them specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing either Inco's or Falconbridge's views as of any date subsequent to the date of this presentation. IMPORTANT LEGAL INFORMATION This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement, the Solicitation/Recommendation Statement and Inco's and Falconbridge's other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. This presentation contains technical information regarding ore reserves, mineral resources, operations and mining projects of each of Inco and Falconbridge. This information has been provided by each company separately with respect to its own ore reserves, mineral resources, operations and mining projects, and each of Inco and Falconbridge disclaims responsibility for information relating solely to the other.

Forward-looking Statements In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 "Standards of Disclosure for Mining Projects", Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco's ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco's 2005 Annual Report to Inco Shareholders and in the notes Inco's Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modelling and other procedures in the mining industry. The mineral reserves and mineral resources as of December 31, 2005 have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM council on November 23, 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation. The mineral reserves and resources were compiled, indirectly supervised and verified by Chester Moore who is Falconbridge's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist and is a qualified person as defined in NI 43-101. Cautionary note to U.S. and other investors - This document uses the terms ''measured'', ''indicated'' and ''inferred mineral resources''. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ''Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml.

Unparalleled Resources to Supply A Resource-Constrained World

Introduction Great mining companies are defined by the quality and longevity of their mineral resources Solid foundation to withstand the inevitable cyclicality of the business Supports quality and sustainability of cash flows Resource replenishment is a constant battle Resource acquisition and development has become increasingly more difficult New Inco will have an incomparable resource portfolio: Will support current production for decades to come Provides imbedded growth for the company through future greenfield and brownfield expansions Portfolio created over 75+ years - would take as many years to replace

Industry Developments - Structural Changes Structural shift in fundamentals driving our business Oversupply in 1990s from collapse of former CIS and improved investment climate in mineral-rich economies (Chile, Peru, etc.) Impact of China and other emerging economies on demand for raw materials Led to prevailing market deficits

Constrained Capacity Challenge of Adding Supply Constrained supply Result of decade of underinvestment Declining grades at current operations Few recent discoveries since megaproject boom of 1990s Relative/variable quality of new projects Situation exacerbated by: Longer lead times for project development Shortage of skilled professionals Permitting process slower and more complex Geopolitical concerns in several regions Current projects are fewer, smaller and higher cost

Well Supported by Many Factors Metal Markets Strong upward price momentum for all base metals supported by very solid fundamentals Many bullish drivers coinciding: Synchronized world economic growth Robust physical demand Production disruptions and shortfalls Critically low inventory levels Constraints on new supply Increasing interest from funds Price volatility will be high Disconnect between metal prices and equity valuations Lack of acceptance of high prices; when this changes, valuation assumptions will have to be reconsidered

New Inco - Exceptional Production and Growth Platform

New Inco Production Growth Potential New Inco (millions of pounds of nickel) 2005 2009E Inco 487 710 Falconbridge 250 250 North 737 1,025 Falconbridge Falconbridge Inco Inco 39% growth 2005 2011E East 287 460 West 1199 2340 North 86% growth 1,400 2,600 Falconbridge Falconbridge Inco New Inco (millions of pounds of copper) Nickel Production Expected to Climb 39% by 2009 Potential to Almost Double Copper Production by 2011

A Resource-Rich Company 1st Qtr Falco 2.7 BHP Billiton 4.4 Norilsk 6 Inco 7.8 Inco Pro Forma 10.5 Estimated contained nickel in mineral reserves (millions of tonnes) Inco4 (standalone) Falconbridge1 (standalone) Proven and probable copper estimated mineral reserves at December 31, 2005 (millions of tonnes) (5) from Falconbridge's 2005 Annual Report to shareholders - assumes 100% ownership of Antamina's and Collahuasi's estimated proven and probable copper mineral reserves and other non-wholly-owned copper projects BHP Billiton2 Norilsk3 Inco (proforma) 1 Source: Falconbridge 2005 Annual Report 2 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005) 3 Source: Norilsk 2004 Annual Report 4 Source: Inco 2005 Annual Report Inco4 (standalone) Falconbridge1 (standalone) Inco (proforma)

Inco and Falconbridge Projects Lady Loretta Perseverance Kabanga Koniambo CCR El Morro Lennard Shelf INO - Raglan INO - Sudbury Development Project Nickel Copper Zinc El Pachon Antamina Altonorte Collahuasi Lomas Bayas Kidd Creek Frieda River Goro Pomolaa Bahodopi PT Inco Thomson

A World-Class Portfolio - Nickel Operation Annual Production (2005 Actual or Forecast) Potential Mine Life** (Years) Reserves (000s MT) (Proven & Probable) Resources (000s MT) Sudbury (Inco) 98,000 MT 30+ 163,000 MT @ 1.22% Ni Meas. & Indicated: 47,000 MT @ 1.36% Ni; Inferred: 48,000 MT @ 1.8% Ni Sudbury (FAL) 19,700MT 20+ 8,000 MT @ 1.18% Ni Meas. & Indicated: 20,500 MT @ 2.3% Ni; Inferred: 29,000 MT @ 1.8% Ni Manitoba 49,000MT 30+ 25,000 MT @ 1.90% Ni Measured and indicated: 4,000 MT @ 2.41% Ni; Inferred: 30,000 MT @ 1.00% Ni Voisey's Bay 50,000*MT 30+ 32,000 MT @ 2.75% Ni Meas. & Ind.: 40,000 MT @ 1.89% Ni; Inferred: 6,000 MT @ 2.30% Ni Raglan 22,000MT 30+ 14,000 MT @ 2.80% Ni Measured & indicated: 3,000 MT @ 2.42% Ni; Inferred: 7,700 MT @ 3.0% Ni Falcondo 28,600MT 15+ 54,000 MT @ 1.19% Ni Indicated resources: 13,800MT @1.53% Ni Inferred: 6,300 @ 1.4% Ni PT Inco 76,400MT 30+ 147,000 MT @ 1.80% Ni Measured & indicated: 28,000 MT 1.65% Ni Inferred: 322,000 MT 1.70% Ni Goro 60,000MT 30+ 120,000 MT @ 1.48% Ni Meas. & indicated: 75,000 @ 1.49% Ni; Inferred: 128,000 @ 1.70% Ni Koniambo 60,000MT 30+ 62,500 MT of @ 2.40% Ni (Saprolite - Phase I & 2) 156,000 MT of inferred resources @ 2.2% Ni (Saprolite - Phase I & 2) 10,000 MT @ 1.6% nickel (Limonite - Phase 3)

A World-Class Portfolio - Copper Operation Annual Production (2005 Actual or Forecast) Potential Mine Life** (Years) Reserves (000s MT) (Proven & Probable) Resources (000s MT) Collahuasi (44%) 182,000 (Cu) 30+ 1.8 million MT @ 0.90 Cu + 0.02% Mo Meas. + Ind.: 478,000 MT @ 0.64% Cu Inferred:1.8 million MT @ 0.75% Cu Antamina (33.75%) 126,000 (Cu) 62,000 (Zn) 15+ 450,000 MT @ 1.18% Cu + 0.93% Zn +0.031% Moly Meas. + Ind.: 60,000 MT @ 0.49% Cu + 0.33% Zn Inferred: 41,000 MT @ 0.8% Cu + 0.6% Zn Lomas Bayas 63,000 20+ 239,000 MT @ 0.36% Cu Meas. & Ind.: 280,000 Mt @ 0.28% Cu Inferred: 31,000 MT @ 0.30% Cu Fortuna de Cobre: Meas. & Ind.: 470,000 MT @ 0.29% Cu, Inferred150,000 MT @ 0.21% Cu Kidd Creek 42,000 (Cu) 119,000 (Zn) 10+ 19,000 MT @ 1.84% Cu + 5.53% Zn Meas. & Ind.: 2,600 MT @ 2.17% Cu + 6.28% Zn Inferred: 12,000 MT @ 2.70% Cu + 4.8% Zn El Morro (70%) 100,000* (Cu) 220,000* oz (Au) 20+ - Ind. & inferred: 479,000 MT @ 0.63% Cu + 0.51g/t Au (Includes near-surface supergene with 40,000 MT @ 1.20% Cu and 0.44% g/t) El Pachon 245,000* (Cu) 20+ - Meas. + Ind.: 724,000 Mt @ 0.65% Cu + 0.02% Mo Inferred: 560,000 MT @ 0.52% Cu + 0.01% Mo *Annual production forecast **Includes reserves and resources

Nickel Brownfield Sudbury, Ontario (100%-owned) Very large reserves and resources 2005 combined production of 117,700 MT Nine mines in operation feeding two mills, two smelters, and a refining complex World-class mining projects to not only sustain the business but grow significantly in one of the world's best locations Nickel Rim & the potential for Victor's early development Copper Cliff Offset and Kelly Lake Totten Mine Combined potential of Onaping Deep Coleman/McCreedy & Fraser/Strathcona complex - potential to grow existing reserve base through combined efficiencies & great exploration potential Significant potential value growth from an integrated and optimized Sudbury Basin Reserves Proven & probable: 171M MT @ 1.22% Ni & 1.32 Cu Resources Meas. & Ind.: 67.5M MT@ 1.65% Ni & 1.09% Cu Inferred: 77M Mt @ 1.8% Ni & 2.2% Cu

Nickel Brownfield Voisey's Bay, Nfld. & Labrador (100%) World-class deposit Target production level of 50,000MT/year First concentrate shipment November 16, 2005 - 6 months ahead of schedule Very successful commissioning and ramp-up Best nickel discovery in past 30 years Outstanding exploration potential will support future expansions Underground potential - Reid Brook First concentrate Reserves Proven & probable: 32M MT @ 2.75% Ni & 1.59% Cu Resources Meas. & Ind.: 40M Mt @ 1.89% Ni & 0.90% Cu Inferred: 6M Mt @ 2.30% Ni & 1.00% Cu

Nickel Brownfield Thompson, Manitoba (100%-owned) 2005 production of 49,000 MT 2006 marks the 50-year anniversary of the Thompson Operations Investing $34 million for 1-D-Lower expansion With additional exploration potential at depth Ultramafic deposits in the Thompson Nickel belt provide a great opportunity* Developing strategy and conducting test work to extract the value from the 100M to 200M MT @ 0.7% - 1.0% Reserves Proven & probable: 25M MT @ 1.90% Ni Resources Meas. & Ind.: 4M MT @ 2.41% Ni Inferred: 30M MT @ 1.00% Ni *The potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource .The estimated quantity and grade for these possible mineral deposits is based on historical polygonal estimates and assume that these near- surface deposits are amenable to open-pit or low-cost underground mining

Nickel Brownfield Raglan, Northern Quebec (100%-owned) 2005 production of 22,000 MT Excellent geological potential Exploration program continues to more than replace existing production Sequencing development Infrastructure already developed Brownfield expansion possible Reserves Proven and probable: 15M MT @ 2.80% Ni Resources Meas. and Ind.: 3M MT @ 2.42% Ni Inferred: 7M MT @ 3.0% Ni

Nickel Brownfield

PT Inco, Indonesia (61%-owned)

- 2005 production of 76,400 MT – production record
  - Ore reserves of 18+ billion lbs. can support operations for over 20 years++
  - Currently mining on 30% of the overall Contract of Work claims
  - Expansion to 200M lbs. enabled by the construction of new hydro-electric generating station on the Larono River
    - Hydro generating stations are the key strategic asset to maintain the low-cost production
  - Further growth possible from:
    - Bahodopi – Ferronickel/HPAL – 100M lbs. Ni/yr
    - Pomalaa – HPAL – 110M lbs. Ni/yr
      - Saprolite at 2.3% average grade
      - Below cut-off grade saprolite stockpiled as will limonite for future HPAL
  - Sorowako – HPAL – 40M lbs. Ni/yr
    - Leverage the existing limonite areas

Reserves	
Proven & probable:	147M MT @ 1.80% Ni
Resources	
Meas. & Ind.:	28M MT @ 1.65% Ni
Inferred:	322M MT @ 1.7% Ni


Sulawesi
PT Inco
Sorowako
Malili
Bahodopi
Pomalaa
Makassar

Nickel Greenfield Goro, New Caledonia (69%-owned) One of the world's highest grade and largest leachable laterite deposits Initial annual capacity: 60,000 tonnes of nickel (100%-basis) 4,300-5,000 tonnes of cobalt Start-up in 2008 Multiple expansion potential 4th Autoclave Phase II Reserves Proven & probable: 120M MT @ 1.48% Ni Resources Meas. & Ind.: 75M MT @ 1.49% Ni Inferred: 128M MT @ 1.7% Ni

Phase I - Saprolite Expected to produce 60,000 MT annually (100%-basis) Start-up expected in 2009/2010 Phase 2 - Saprolite - Increase production to 90,000 MT/yr with further expansion potential Phase 3 - Limonite - Development of 60,000 MT/yr hydromet plant Nickel Greenfield Koniambo, New Caledonia (49%-owned) Saprolite - Phase 1 & 2 Well-known smelting process Reserves Proven & probable: 62.5M MT @ 2.40% Ni Resources Inferred: 156M MT @ 2.2% Ni Limonite - Phase 3 Acid-leach Process Resources Inferred: 100M MT @ 2.2% Ni

Large, high-grade new nickel sulphide discovery Potential nickel production of 30,000 MT/year Updating scoping study and upgrading deposit Recent exploration program confirms established resources Regional drilling program getting results Latest two intercepts located outside main perimeter showed 4.5 metres at 3.3% Ni and 7.4 metres at 2.6% Ni Results open up orebody and potentially give it new dimensions in very prospective Kagera belt Nickel Greenfield Kabanga, Tanzania (50%-owned) Resources Indicated: 9.8M MT @ 2.36% Ni (2.8% NiEq) Inferred: 16.1M MT @ 3.01% Ni (3.6% NiEq)

Copper Brownfield Collahuasi, Chile (44%-owned) World-class deposit Fourth-largest copper mine in world 2005 production of 414,000 MT of copper (100%-basis) Continuing to expand resource base Recent drilling resulted in Rosario Oeste discovery Inferred resources: 225M MT @ 1.6% Cu at 0.7% cut-off Reserves Proven & probable: 1.8B @ 0.90 Cu + 0.02% Mo Resources Meas. + Ind.: 478M MT @ 0.64% Cu Inferred: 1.8B MT @ 0.75% Cu

500m 2,500m 800m Exploration potential to double declared resource Geological anomaly intensifies at depth to the south NEW: Ovalo Zone 1 km south of Rosario Oeste resource Two holes at similar grades starting at about 250m 1,000m 400m Depth Slice Deep Potential Deep Potential Rosario Oeste Exploration Ovalo Zone 2 holes (150-250m @ 0.9-1.5% Cu) Rosario Oeste Resource Ultimate Rosario Pit Copper Brownfield Collahuasi, Chile (44%-owned)

Outstanding performer 2005 copper production of 375,000 MT (100%-basis) 2005 zinc production of 184,300 MT (100%-basis) Excellent candidate for expansion Very prospective exploration with potential to add significant tonnage Short-term productivity improvement: installation of a pebble crusher which will increase throughput by up to 15% Reduce bottlenecks Facilitates processing of harder ores Copper Brownfield Antamina, Peru (33.75%-owned) Reserves Proven & probable: 450M MT @ 1.18% Cu + 0.93% Zn +0.031% Mo Resources Meas. + Ind.: 60M MT @ 0.49% Cu + 0.33% Zn Inferred: 41M MT @ 0.8% Cu + 0.6% Zn Falconbridge acquired Net Profit Interest, resulting in additional 1.65% of operating profits

Fortuna de Cobre Deposit Measured/indicated resources of 470M MT at 0.29% copper Potential to expand production or extend mine life by five years to 2020 Low stripping ratio and good leaching kinetics Extensive underground exploration program ongoing Metallurgical test program continuing Focused on optimizing combination of production from Lomas Bayas and Fortuna de Cobre, which supports the acceleration of production at Lomas Copper Brownfield Lomas Bayas (100%) - Fortuna de Cobre, Chile (option to acquire 100% of Fortuna) Reserves at Lomas Proven & probable: 239M MT @ 0.36% Cu Resources at Lomas Meas. & Ind.: 280M Mt @ 0.28% Cu Inferred: 31M Mt @ 0.30% Cu

Copper Brownfield Kidd Creek Mine "D" (100%-owned) Recently transitioned to new Mine D with completion expected by year-end Production in 2005: 43,000 MT of contained copper, 120,000 MT of contained zinc Benefiting immensely from high zinc by-product credits Phase 2 expansion could provide access to further resources In pre-feasibility stage Would allow mine to operate at overall rate of 2.7M MT/yr until 2017 Could start producing ore in late 2008 if developed in stages Reserves Proven & probable: 19M MT @ 1.84% Cu + 5.53% Zn Resources Meas. & Ind.: 2.6 MT @ 2.17% Cu + 6.28% Zn Inferred: 12M MT @ 2.70% Cu + 4.8% Zn

Large copper/gold resource: Projected annual production of 145,000 MT of copper and 320,000 ounces of gold (100%-basis) El Morro project has comparable Cu/Au grades to current Batu Hijau and Alumbrera operations Key attributes Significant gold co-product Supergene enrichment blanket Exploration potential open at depth Favorably close to key Chilean smelters Copper Greenfield El Morro, Chile (70%-owned) Resources at El Morro Project Ind. & inferred: 479M MT @ 0.63% Cu + 0.51g/t Au Includes near-surface supergene with 40M MT @ 1.20% Cu and 0.44% g/t

Copper Greenfield El Pachon, Argentina (100%-owned) Large copper/molybdenum deposit First five years: at high grade exceeding 1% cu eq. and annual production of 275,000 MT three thousand tonnes of molybdenum annually Very low overburden Well located close to Chilean border Can be developed within Argentina- Chile bilateral agreement Illapel Los Vilos CHILE ARGENTINA Barreal Mendoza La Serena Pachon Project Pacific Ocean Barreal Mendoza La Serena El Pachon Project 100 Km Pacific Ocean N San Juan Los Pelambres Santiago Ventanas Valparaiso Resources Meas. + Ind.: 724M Mt @ 0.65% Cu + 0.02% Mo Inferred: 560M Mt @ 0.52% Cu + 0.01% Mo

Zinc Brownfield Projects

Zinc Brownfield Lennard Shelf, Western Australia (50%-owned) Capex Estimate: A$23M New Production: 75-80M MT for three to four years Timeline: nine-month ramp-up period Re-start of mining operations presently under care & maintenance Concentrate production planned for early 2007 70,000 to 80,000 MT/yr for three to four years (100%-basis) Allows to set up operations in Australia

Zinc Brownfield Perseverance, Quebec (100%-owned) Capex Estimate: $130 million New Production: 125M MT for five/six years Timeline: 24-month construction period Resources Meas. & Ind.: 5.12 MT @ 15.82% Zn + 1.24% Cu High-grade deposit in rich Matagami camp Recently concluded acquisition of 10% minority stake held by SDBJ of Quebec Production forecast: 125,000 MT/yr for five to six years 2004 feasibility study recently updated two-year construction period from announcement date

Zinc Greenfield Lady Loretta, Australia (75%-owned) Resources Meas. & Ind.: 11.6 MT @ 16.1% Zn + 5.7% Pb + 95 g/mt Ag Capex Estimate: $TBD New Production: 120M MT Timeline: 36-month construction period Very high-grade (16% zinc) polymetallic deposit in Mount Isa region Infrastructure located nearby Co-products: lead and silver Low capital requirements due to small scale of operations Annual production estimate: 120,000 MT/yr (100%-basis) Updating project estimates

Impressive Growth Pipeline


Nickel Development
Copper Development
Koniambo
Voisey's Bay
El Morro
Frieda River/Nena
Pomalaa
Goro
El Pachón
Greenfield Projects
Kabanga
2006
2007
2008
2009
2010
Beyond 2010
Brownfield Projects
Bahodopi
Pomalaa Expansion
Sorowako Limonite
Raglan Expansion
1-D Lower
Victor
Sudbury Expansion
Collahuasi Moly Recovery
Fraser Morgan
Kelly Lake
Montcalm
Onaping
Nickel Rim
Collahuasi Debottlenecking
Goro Expansion
Collahuasi Expansion
Lomas Bayas Expansion
Totten
Antamina

Significant Financial Capability 1st Qtr 2nd Qtr Inco 2061 Falconbridge 2061 3075 Synergies 5136 550 Pro Forma 5686 1998 15 Falconbridge Pro Forma (3) 2006E EBITDA Analyst consensus prices 1st Qtr 2nd Qtr Inco 3000 Falconbridge 3350 4800 Synergies 8150 550 Pro Forma 8700 Falconbridge Pro Forma (3) Nickel price: $9.53/lb. Copper price: $3.63/lb. 2006E EBITDA Forward curve prices (1) Nickel price: $6.88/lb. Copper price: $2.20/lb. Based on actual 1Q/06 performance and forward curve implied for April through December, 2006; EBITDA is a non-GAAP measure. Inco and Falconbridge estimate that they could achieve average annual pre-tax run-rate synergies of approximately $550 million within 24 months of the closing. The full amount of such estimated synergies would not be achieved during 2006 and this amount is shown in this chart for illustrative purposes only. These estimated synergies have been valued based on Inco's internal short- and long-term commodity price assumptions used by Inco for management decision-making purposes only. ("Inco price assumptions"), as at May 2006. Does not take into account necessary adjustments to reflect differences in accounting policies between Inco and Falconbridge. (US$MM) (US$MM) (2) (2)

Impressive portfolio of growth projects Both companies contribute major projects to New Inco Tremendous benefits derived from unrivalled "flexibility & optionality" Many brownfield and greenfield projects ready to go Seasoned project team Strong financial and technical capabilities Prudent and rational approach to capital investments Best base metals play A Winning Combination at New Inco

New INCO's Growth Potential The Best Portfolio in Base Metals